EXHIBIT 99.1

For Immediate Release 20-49-TR	Date:	October 6, 2020

Teck’s Q3 2020 Financial Results and Investors’ Conference Call
October 27, 2020

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its third quarter 2020 earnings results on Tuesday, October 27, 2020 before market open.

The company will hold an investor conference call to discuss the third quarter 2020 earnings results at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Tuesday, October 27, 2020. The conference call dial-in is 416.340.2216 or toll free 800.377.0758, quote 4338923 if requested. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on Teck's website at www.teck.com.

The recording of the live audio webcast will be available from 10:00 a.m. Pacific time October 27, 2020 on Teck’s website at www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal and zinc, as well as investments in energy assets. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com